99.1 Regulatory release

First Quarter 2005 Unaudited Condensed Interim Financial Reports

Today, the Royal Dutch/Shell Group of Companies (the Group), Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) released their First Quarter 2005 Unaudited Condensed Interim Financial Reports (the Reports). This release presents the unaudited interim financial information, including condensed notes, for the Group, Royal Dutch and Shell Transport on a basis that is consistent with the first quarter results for the Group that were published on 28 April 2005.

The Reports published today have been prepared for incorporation into the Listing Particulars and incorporation by reference into the Form F-4 filing with the SEC as part of the required documentation for the proposed unification of Royal Dutch and Shell Transport under one company, Royal Dutch Shell plc. This document can be downloaded from www.shell.com/results or www.sec.gov.

Contact — Investor Relations
UK: Gerard Paulides +44 20 7934 6287
Europe: Bart van der Steenstraten +31 70 377 3996
USA: Harold Hatchett +1 212 218 3112

Contact — Media
UK:
Andy Corrigan +44 7934 5963
Simon Buerk +44 20 7934 3453
Lisa Givert +44 20 7934 2914
Bianca Ruakere +44 20 7934 4323
Susan Shannon +44 20 7934 3277

The Netherlands:
Shell Media Contact +31 70 377 8750

Disclaimer statement: This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Registrants’ businesses. Neither of the Registrants undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.